SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

781386305

(CUSIP Number)

Mark Tkach

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

with a copy to:

Rick A. Werner, Esq.

Haynes and Boone, LLP

26th Floor

New York, NY 10112

(212) 659-4974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 781386305
1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,633,630 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,633,630 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,633,630 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.8% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 593,472 shares of Class B Common Stock held in The WRC 2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which Mr. Coulter serves as Manager, and does not include 12,225 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Coulter under the 2017 Stock Incentive Plan.
(2)	Excludes 2,682,153 shares of Class B Common Stock held by Mr. Tkach as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
(3)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,682,153 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,682,153 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,153 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.1% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 61,125 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Tkach under the 2017 Stock Incentive Plan.
(2)	Excludes 2,633,630 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.
(3)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS WJC Properties, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 5,285,406 shares of Class B Common Stock held by the other Reporting Persons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WJC Properties, L.L.C. is the beneficial owner of such securities.
(2)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS WRC-2009, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
(2)	Excludes 5,285,406 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.
(3)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS The WRC-98 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
(2)	Excludes 5,285,406 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and WRC-2009, L.L.C., as to which The WRC-98 Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
(3)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS The WRC 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 593,472 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 593,472 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,472 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 4,722,311 shares of Class B Common Stock held by the other Reporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
(2)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D originally filed on March 6, 2023 (the “Schedule 13D”) with the Securities and Exchange Commission by William Coulter (“Mr. Coulter”) and Mark Tkach (“Mr. Tkach”), as amended by Amendment No. 1 filed on March 15, 2023, Amendment No. 2 filed on May 16, 2023, Amendment No. 3 filed on June 20, 2023, Amendment No. 4 filed on July 3, 2023 and Amendment No. 5 filed on August 18, 2023 (the Schedule 13D as so amended, the “Amended Schedule 13D”), with respect to the Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), of RumbleOn, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 6 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

On September 1, 2023, pursuant to the Issuer’s non-employee director compensation program and the Issuer’s 2017 Stock Incentive Plan, as amended and restated from time to time (the “2017 Stock Incentive Plan”), Mr. Coulter received a grant of 12,225 restricted stock units (the “2023 Coulter RSUs”), calculated based upon the share price at the conclusion of the second trading day following the Issuer’s release of earnings for the second quarter of 2023, and each of which represents a contingent right to receive one share of Class B Common Stock. The 2023 Coulter RSUs vest quarterly in four equal installments beginning on October 1, 2023, and are subject to pro rata vesting if Mr. Coulter leaves the Board before the end of each quarterly vesting period. The grant of the 2023 Coulter RSUs is subject to the 2017 Stock Incentive Plan and the Restricted Stock Unit Agreement between the Issuer and Mr. Coulter (the “Coulter RSU Grant Agreement”).

On September 1, 2023, pursuant to the Issuer’s director compensation program and the 2017 Stock Incentive Plan, Mr. Tkach received a grant of 61,125 restricted stock units (the “2023 Tkach RSUs”), pursuant to the terms of the employment agreement between the Issuer and Mr. Tkach, entered into on August 16, 2023 and effective as of June 15, 2023 (the “Tkach Employment Agreement”), calculated based upon the share price at the conclusion of the second trading day following the Issuer’s release of earnings for the second quarter of 2023, and each of which represents a contingent right to receive one share of Class B Common Stock. The 2023 Tkach RSUs will vest in two equal installments on September 16, 2023 and December 15, 2023. The terms of the Tkach Employment Agreement are further discussed in Item 4 of this Amendment No. 6, which is incorporated herein by reference. The grant of the 2023 Tkach RSUs is subject to the 2017 Stock Incentive Plan and the Restricted Stock Unit Agreement between the Issuer and Mr. Tkach (the “Tkach RSU Grant Agreement”).

The foregoing description of the 2017 Stock Incentive Plan, the Coulter RSU Grant Agreement, the Tkach RSU Grant Agreement and the Tkach Employment Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the 2017 Stock Incentive Plan and each of Amendment 1, 2, 3 and 4 thereto, the Coulter RSU Grant Agreement, the Tkach RSU Grant Agreement and the Tkach Employment Agreement, which are incorporated herein by reference to Exhibit 99.14, Exhibit 99.15, Exhibit 99.16, Exhibit 99.17, Exhibit 99.18, Exhibit 99.19, Exhibit 99.20 and Exhibit 99.21 to the Amended Schedule 13D, respectively.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following:

On August 16, 2023, the Issuer and Mr. Tkach entered into the Tkach Employment Agreement. The Tkach Employment Agreement provides that the award of restricted stock units granted to Mr. Tkach will become 50% vested and settled on September 16, 2023, and 50% vested and settled on December 15, 2023 so long as, in each case, Mr. Tkach has remained continuously employed by the Issuer to such vesting date. The Tkach Employment Agreement also provides that if Mr. Tkach’s employment is terminated prior to December 15, 2023 due to Mr. Tkach’s resignation for “Good Reason” or by the Issuer without “Cause,” and Mr. Tkach executes a release of claims in favor of the Issuer, Mr. Tkach will be entitled to receive automatic and immediate vesting and settlement of the award of restricted stock units granted to Mr. Tkach, and the Issuer shall make severance payments to Mr. Tkach in a total amount equal to the base salary that Mr. Tkach would have earned between the date that his employment terminates and December 15, 2023.

The foregoing description of the Tkach Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tkach Employment Agreement, which is incorporated herein by reference to Exhibit 99.21 to the Amended Schedule 13D.

Item 5. Interest in Securities of Issuer.

The information contained in Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

A.	Mr. Coulter

(a)	As of the date hereof, Mr. Coulter beneficially owned 2,633,630 shares of Class B Common Stock. Mr. Coulter’s beneficial ownership includes 593,472 shares of Class B Common Stock held in 2021 Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, for which he serves as Manager. Mr. Coulter is the Trustee of 98 Trust, which is the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage: 15.8%

(b)

1.	Sole power to vote or direct vote: 2,633,630
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 2,633,630
4.	Shared power to dispose or direct disposition: 0

B.	Mr. Tkach

(a)	As of the date hereof, Mr. Tkach beneficially owned 2,682,153 shares of Class B Common Stock.

Percentage: 16.1%

(b)

1.	Sole power to vote or direct vote: 2,682,153
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 2,682,153
4.	Shared power to dispose or direct disposition: 0

C.	WJC Properties

(a)	As of the date hereof, WJC Properties beneficially owned 30,377 shares of Class B Common Stock.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 30,377
4.	Shared power to dispose or direct disposition: 0

D.	WRC LLC

(a)	As of the date hereof, WRC LLC beneficially owned 30,377 shares of Class B Common Stock, as controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 30,377
4.	Shared power to dispose or direct disposition: 0

E.	98 Trust

(a)	As of the date hereof, 98 Trust beneficially owned 30,377 shares of Class B Common Stock, as the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 30,377
4.	Shared power to dispose or direct disposition: 0

F.	2021 Trust

(a)	As of the date hereof, 2021 Trust beneficially owned 593,472 shares of Class B Common Stock.

Percentage 3.6%

(b)

1.	Sole power to vote or direct vote: 593,472
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 593,472
4.	Shared power to dispose or direct disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 5,315,783 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 31.9% of the outstanding Class B Common Stock.  Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.

(c)	As of the date hereof, other than as set forth herein, the Reporting Persons have not effected any transactions in the Class B Common Stock since the filing of Amendment No. 5.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 99.14 – 2017 RumbleOn, Inc. Stock Incentive Plan, dated June 30, 2017 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 9, 2017, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.15 – Amendment to the RumbleOn, Inc 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 28, 2018, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.16 – Amendment to the RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 22, 2019, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.17 – Amendment to the RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 26, 2020, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.18 – Fourth Amendment to RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed on August 4, 2021, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.19 – Coulter RSU Grant Agreement, dated September 1, 2023 (filed herewith).

Exhibit 99.20 – Tkach RSU Grant Agreement, dated September 1, 2023 (filed herewith).

Exhibit 99.21 – Tkach Employment Agreement - Tkach Employment Agreement, dated August 16, 2023, by and between the Issuer and Mark Tkach (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A filed on August 18, 2023, by the Issuer with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2023

/s/ William Coulter
William Coulter

/s/ Mark Tkach

Mark Tkach

WJC PROPERTIES, L.L.C.

/s/ William Coulter

By: William Coulter
Title: Manager

WRC-2009, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

The WRC-98 Trust

/s/ William Coulter
By: William Coulter
Title: Trustee

THE WRC 2021 Irrevocable Trust

/s/ William Coulter
By: William Coulter
Title: Trustee